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November 29, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: James Lopez, Legal Branch Chief

   Christopher Dunham, Staff Attorney

   Howard Efron, Staff Accountant

   Isaac Esquivel, Staff Accountant

Re:	Brookfield Business Corporation Brookfield Business Partners L.P. Amendment No. 1 to Registration Statement Form F-1 Filed October 4, 2021 File No. 333-258347

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Brookfield Business Corporation (“BBUC”) and Brookfield Business Partners L.P. (“BBU,” and together with BBUC, the “Registrants”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated October 25, 2021, relating to Amendment No. 1 to the Registration Statement on Form F-1 (Registration Nos. 333-258347 and 333-258347-01) of the Registrants filed with the Commission on October 4, 2021 (the “Registration Statement”). Amendment No. 2 to the Registration Statement on Form F-1 (“Amendment No. 2”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Registrants have revised the Registration Statement to update other disclosures. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 2.

U.S. Securities and Exchange Commission

November 29, 2021

Amendment No. 1 to Form F-1 Filed October 4, 2021

Dividend Policy, page 74

1.	We note your response to comment 8 and we continue to believe that it is appropriate that Brookfield Business Corporation include disclosure which demonstrates, on a reasonable basis, its ability to pay the disclosed dividend on a standalone basis. To the extent you wish to continue to disclose an estimated dividend, please revise your filing to include the required disclosures outlined in Rule 10(b) of Regulation S-K pertaining to projections and forecasts. Your revised disclosure should also be prepared in accordance with the AICPA’s Prospective Financial Information Guide and in accordance with Rule 11-03 of Regulation S-X.

In response to the Staff’s comment, the Registrants have revised pages 27 and 76 of Amendment No. 2 to provide additional disclosure supporting BBUC’s ability to pay the disclosed dividend on a standalone basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Non-IFRS Measures, page 109

2.	We have reviewed your response to comment 15 to Net Operating Income. Please provide us with a list of the items included in your other income (expense) adjustment and Unallocated Corporate expense adjustment. Additionally, please address your consideration of Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.04.

Detailed below is a list of items included in ‘Other income (expense), net’ adjustment which corresponds to ‘Other income (expense), net’ on the combined carve-out statements of operating results of BBUC.

•	Derivative and other revaluations and settlements

•	Restructuring costs

•	Gain or loss on debt extinguishment/modification

•	Transaction costs

•	Foreign currency revaluations

•	Legal provisions, provisions and write-offs for bad debts, and other

•	Gain or loss on disposition of property, plant and equipment (PP&E)

‘Other income (expenses), net’ are not directly related to revenue earning activities and are not normal, recurring cash operating expenses necessary for the underlying business operations to operate. Specifically with regards to ‘Restructuring costs’ noted above, certain acquired subsidiaries may require operational improvements for which we need to incur restructuring costs. Operational initiatives undertaken at a subsidiary may be completed within a year or require a multi-year restructuring plan. As a result of these operational initiatives underway in some subsidiaries, BBUC may incur restructuring costs in consecutive periods either related to different subsidiaries or with regards to the same subsidiaries, but as previously described, these costs are related to strategic operational initiatives, and are not specific to normal operating activities. As a result, we do not believe their exclusion from ‘Net Operating Income’ presents a misleading performance measure.

U.S. Securities and Exchange Commission

November 29, 2021

The Registrants also note that the ‘Unallocated corporate expenses’ adjustment includes corporate expenses of BBU allocated to BBUC, that are not direct operating costs or general and administrative costs. ‘Unallocated corporate expenses’ relate to base management fees paid to a subsidiary of Brookfield Asset Management Inc. for management services provided to BBU under a management agreement and represent an allocation of costs from BBU to BBUC.

Unallocated corporate expenses are excluded from Net Operating Income as they reflect a cost allocation from BBU to BBUC for management and administration services and are not costs directly related to revenue earning activities of BBUC’s underlying operations but rather intercompany charges between BBUC and BBU.

The Registrants advise the Staff that they considered the guidance in Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.04, and submit to the Staff that the adjustments for ‘Other income (expense), net’ and ‘Unallocated corporate expenses’ are not individually tailored recognition and measurement methods as the adjustments (i) do not shift the measure from an accrual basis of accounting to cash; (ii) do not adjust line items presented in BBUC’s statements of operating results to include transactions also reportable in another company’s financial statements; (iii) the ‘Other income (expense), net’ adjustment is consistent with the ‘Other income (expense), net’ amounts on its IFRS statements of operating results, and ‘Unallocated corporate expenses’ are not part of the core earnings of BBUC’s underlying businesses; and (iv) are excluded from the determination of Net Operating Income, consistent with the economics of the measure, because these adjustments are not income or expense items directly related to revenue earning activities of BBUC.

In light of the Staff’s comment, the Registrants have added disclosure of the material components within ‘Other income (expense), net’, in its reconciliation of Non-IFRS Measures to IFRS Measures on pages 112 and 113 of the Amendment No. 2.

Combined Carve-Out Statements of Operating Results, page F-6

3.	It appears that you have presented your expenses by function, except for depreciation and amortization expense, which appears to be presented by the nature of the expense. Please support you presentation under IAS 1 or present all of your expenses by function and present a measure of direct operating costs that is complete. Please refer to paragraphs 15, 29, 99 and 103 of IAS 1. We also note your presentation of the components of direct operating costs in Note 20 that presents amounts that are both by function and by nature. Please revise your footnote disclosure to present the components of direct operating costs by nature.

U.S. Securities and Exchange Commission

November 29, 2021

The Registrants have revised BBUC’s statements of consolidated operating results to present expenses by function and have included depreciation and amortization within direct operating costs. The Registrants further confirm that in BBUC’s Note 20 to its Combined carve-out financial statements as at December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018 and in Note 16 to its Unaudited interim condensed combined carve-out financial statements as at September 30, 2021 and December 31, 2020, and for the three and nine months ended September 30, 2021 and September 30, 2020, components of direct operating costs are presented by nature.

The Registrants further confirm that direct operating costs (as revised to include depreciation and amortization) include all costs related to revenue earning activities. Refer to pages F-11, F-41 and F-72 of Amendment No 2.

Exhibit Index, page II-5

4.	We note your response to comment 17 that “the Bilateral Facilities are actually 20 separate agreements with 20 separate financial institutions” with individual facilities of up to $150 million each. However, your disclosure on pages 52, 119 and 171 indicates that BBUC may be executing a single guarantee of the partnership’s obligations under these facilities. We also note from page F-13 of the partnership’s annual report that an August 2020 agreement increased the total amount available under these facilities by $500 million, more than any individual facility identified in your response. Please revise your registration statement to clarify the terms of these facilities and include BBUC’s guarantee of the Bilateral Facilities in your list of material contracts on page 226 and include this guarantee in your Exhibit Index. In the alternative, please provide us with you analysis for why a guarantee of up to $2,075 million in the aggregate is not material for BBUC.

In response to the Staff’s comment, the Registrants have provided additional disclosure regarding the Bilateral Facilities on page 175 of Amendment No. 2, and have referenced the fact that BBUC will become a party to each of these credit facilities as an additional guarantor. The guarantee agreements to be entered into by BBUC in respect of the Bilateral Facilities have been added in the list of material contracts on page 231 of Amendment No. 2 and the form of agreement has been included as exhibit 10.18 in the Exhibit Index. The Registrants also note to the Staff that the $500 million increase described on page F-13 of BBU’s Annual Report on Form 20-F for the year ended December 31, 2020 referred to a credit facility that was entered into by BBU and has since been terminated and repaid and therefore BBUC will not guarantee such terminated facility. The Registrants further advise the Staff that BBU did arrange increases in its Bilateral Facilities in 2021 in an aggregate amount of $500 million but such aggregate amount is spread across separate credit agreements and different lenders.

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U.S. Securities and Exchange Commission

November 29, 2021

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 880-6363.

Sincerely,

TORYS LLP

/s/ Mile T. Kurta
Mile T. Kurta

cc:

Cyrus Madon, Chief Executive Officer

Jaspreet Dehl, Chief Financial Officer

Brookfield Business Corporation and Brookfield Business Partners L.P.